VIA EDGAR

April 7, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Nutex Health Inc. Registration Statement on Form S-3 File No. 333-267686

Ladies and Gentlemen:

On behalf of Nutex Health Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 10:00 a.m., Washington, D.C. time, on Friday, April 7, 2023, or as soon as practicable thereafter.

Thank you for your assistance in this matter. If you need any additional information, please contact Gislar Donnenberg of Locke Lord LLP at (713) 226-1351.

Very truly yours,

Nutex Health Inc.

By:	/s/ Jon C. Bates
Name:	Jon C. Bates
Title:	Chief Financial Officer